January 16, 2009

By Fax:  (202) 772-9368

Ms. Jill Davis
Branch Chief, Division of Corporation Finance
United States Securities and Exchange Commission
100 F Street, N.E., Mail Stop 7010
Washington, D.C.  20549-7010

Re:	Canadian Zinc Corporation Form 20-F for Fiscal Year Ended December 31, 2007 Filed April 11, 2008 File No. 000-22216

Dear Ms. Davis:

We refer to your comment letter dated December 11, 2008, and our interim reply dated December 23, 2008, and set out hereunder our responses as follows:

Form 20-F for the Fiscal Year Ended December 31, 2007

Engineering Comments

General

1.
We note that your website and some press releases refer to or use the terms “measured,” “indicated,” and “inferred,” resources. If you continue to make references on your web site or press releases to reserve measures other than those recognized by the SEC, please accompany such disclosure with the following cautionary language or provide a legal disclaimer tab or page:

Cautionary Note to U.S. Investors – The United States Securities and Exchange Commission permits U.S. mining companies, in their filings with the SEC, to disclose only those mineral deposits that a company can economically and legally extract or produce. We use certain terms on this website (or press release), such as “measured,” “indicated,” and “inferred” “resources,” which the SEC guidelines strictly prohibit U.S. registered companies from including in their filings with  the SEC. U.S. Investors are urged to consider closely the disclosure in our Form 20-F which may be secured from us, or from the SEC’s website at http://www.sec.gov/edgar.shtml

1710, 650 West Georgia Street, PO Box 11644
Vancouver, BC V6B 4N9
Tollfree:  1-866-688-2001
Tel: (604) 688-2001    Fax:  (604) 688-2043
E-mail: martin@canadianzinc.com    Website:  www.canadianzinc.com

We have made amendments to our website to include cautionary language as noted above directly on the website’s homepage and also on the page on our website that is located per the following path: “Home > Prairie Creek Mine > Mineral Resources.” We will also include wording similar to the above-noted language in our press releases that contain reference to or use the terms “measured,” “indicated,” or “inferred” “resources.”

2.	We note that your EDGAR filing does not include page numbers. Please ensure that you paginate all future filings.

We will include page numbers on our future EDGAR filings.

2007 Resource Estimation

3.
As a foreign filer, your mineral resource estimates are required to demonstrate reasonable prospects for economic extraction. This requires the use of preliminary economic assumptions, such as mining and processing costs, metallurgical recoveries, and pricing information to constrain your mineral envelope in addition to your geologic block model with its associated confidence categories. Please disclose this basic economic information with your resource estimates. For both operating mines and undeveloped properties, we believe this is best performed be an economically based cutoff grade to segregate your resources from mineralization. Please remove all resource estimates, which are not based on an economically derived cutoff grade or demonstrated reasonable prospects of economic development.

In disclosing information on the Prairie Creek deposit, the Company is primarily subject to Canadian National Instrument 43-101 “Standards of Disclosure for Mineral Projects” (“NI 43-101”).  As noted in Industry Guide 7, in the Instructions to paragraph (b)(5):

“3.  Estimates other than proved (measured) or probable (indicated) reserves, and any estimated values of such reserves shall not be disclosed unless such information is required to be disclosed by foreign or state law [emphasis added]….”

The resource estimation included in the Form 20-F filing is based upon an October 2007 Technical Report on the Prairie Creek Mine (the “Report”)   which was independently prepared by Minefill Services Inc. (David Stone and Stephen Godden – Qualified Independent Persons) in compliance with Canadian NI 43-101 standards.

As noted in the Report, the resources were estimated in accordance to the definitions stated in the Canadian Institute of Mining and Metallurgy and Petroleum Standards on Mineral Resources and Mineral Reserves adopted by the CIM Council on November 14, 2000 (CIMM 2000).

The complete Report was filed on SEDAR and, as disclosed in the Form 20-F filing, may be found under the Company’s profile on SEDAR at www.sedar.com [Technical Report (NI 43-101) October 16, 2007].

The Company included cautionary notes to U.S. Investors concerning Estimates of Measured, Indicated or Inferred Resources in its Form 20-F filing to address the differences between reporting in the United States and Canada. Two examples of such cautionary language included in our Form 20-F were:

(i)	Item 4. Information on the Company -- D. Property, Plant and Equipment -- Principal Property -- Prairie Creek, Northwest Territories --
7.   2007 Resource Estimation – (in bold following “Highlights of the Report include”):

‘Cautionary Note to United States Investors Concerning Estimates of Measured, Indicated or Inferred Resources:

The information presented herein uses the terms “measured”, “indicated” and “inferred” mineral resources.  United States investors are advised that while such terms are recognized and required by Canadian regulations, the United States Securities and Exchange Commission does not recognize these terms.  “Inferred mineral resources” have significant uncertainty as to their existence, and as to their economic feasibility. United States investors are cautioned not to assume that all or any part of an inferred mineral resource exists or is economically mineable. It cannot be assumed that all or any part of an inferred mineral resource would ever be upgraded to a higher category.  United States investors are cautioned not to assume that all or any part of measured or indicated mineral resources will ever be converted into mineral reserves.”

(ii)	Item 4. Information on the Company -- D. Property, Plant and Equipment -- Principal Property -- Prairie Creek, Northwest Territories --
        7.    2007 Resource Estimation – (immediately beneath the tabular disclosure):

“Cautionary note:  Mineral Resources that are not mineral reserves do not have demonstrated economic viability. Inferred mineral resources are considered too speculative geologically to have economic considerations applied to them that would enable them to be categorized as mineral reserves and there is no certainty that all or any part of an inferred mineral resource will ever be upgraded to a measured or indicated mineral resource or to a mineral reserve;”

Exhibit 19.1 – Financial Statements, page 1

4.
The terms development and production have very specific meanings within Industry Guide 7, (see www.sec.gov/about/forms/industryguides.pdf). These words/terms reference the development stage when companies are engaged in commercial-scale, profit-oriented extraction of minerals. Since you do not disclose any reserves as defined by Guide 7, please remove the terms develop, development or production throughout your document, and replace this terminology, as needed, with the terms such as explore or exploration. This includes the use of the terms in the Financial Statement head notes and footnotes, please see Instruction 1 to paragraph (a) of Industry Guide 7.

In accordance with Canadian generally accepted accounting principles (“GAAP”), the Company is a development stage enterprise, and the reference on page 1 and in the head notes is in accordance with Canadian regulations. We also note that the financial statements for the year ended December 31, 2007, as included in the Form 20-F, state at Note 14 Reconciliation of Canadian and United States Generally Accepted Accounting Principles that “For the purposes of U.S. GAAP the Company is considered to be an Exploration Stage Enterprise.” We also refer you, to our letter to the SEC dated October 27, 2006, in which the same comment was raised (see item #13).

The Company is engaged in preparing the Prairie Creek mineral deposit for production. This particular mine is already built and developed, including three access adits and about 5,000 meters of underground development, a 1,000 ton per day mill and related infrastructure, and could be in production within a very short lead time of obtaining an operating permit. All of the Company’s activity is directed towards preparing the mine for production, the current focus being the re-permitting process.

Acknowledgement:

Also as requested in your letter, the Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;
•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you require any further information, please do not hesitate to contact us.

Yours sincerely,

CANADIAN ZINC CORPORATION

/s/ Martin Rip
Martin Rip
CFO and Vice President, Finance